EXHIBIT 99.1

Lifeway Foods, Inc. For Immediate Release

Lifeway Foods Reports Record 2nd Quarter and First Half 2007 Results

-	Q2 Sales Up 53%

-	Q2 Gross Profit Up 48%; Operating Income Up 89%

-	Total Q2 EPS Doubles to $.08 in 2007 from $.04 in 2006

Morton Grove, IL—August 14, 2007—Lifeway Foods, Inc., (Nasdaq: LWAY), makers of a nutritious, probiotic dairy beverage called kefir, announced today for the second quarter ended June 30, 2007, total consolidated sales increased 53% to approximately $9,715,000 from $6,367,000 during the same period a year ago.  This increase in sales was driven by another strong sales increase of Lifeway’s kefir line of 30% and the remainder coming from the sales of the Helios kefir line and Pride of Main Street’s milk line.

Second quarter 2007 gross profit increased 48% to $3,829,076 from $2,579,820 during the same period a year ago.  Gross margins were 40% in the second quarter 2007.  Second quarter operating income increased 89% to $1,761,287 from $930,154 during the same period a year ago.  Operating margins were 18% in the second quarter 2007 compared with 15% in the second quarter 2006.  Net income rose 86% to $1,396,026 in the second quarter 2007, from $750,044 during the same period a year ago.  Earnings per share increased to $.08 per share for the second quarter 2007, up 100% from $.04 per share for the same three-month period in 2007.

For the six months ended June 30, 2007, total consolidated sales increased 51% to approximately $18,737,500 from $12,370,000 during the same period a year ago. This increase in sales was driven by another strong sales increase of Lifeway’s kefir line of 29% and the remainder coming from the sales of the Helios kefir line and Pride of Main Street’s milk line.

For the six months ended June 30, 2007 gross profit increased 40% to $7,401,495 from $5,277,199 during the same period a year ago.  Gross margins were 40% in the first six months of 2007.  For the six months ended June 30, 2007 operating income increased 53% to $3,562,777 from 2,336,525 during the same period a year ago.  Net income rose 54% to $2,531,357 in the first six months of 2007, from $1,644,702 during the same period a year ago, while earnings per share increased to $.15 per share for, up $.10 per share for the same six-month period in 2007.

Edward Smolyansky, CFO commented, “We are extremely proud of our second quarter and first half   2007 results, one of the best periods we have ever had from top to bottom.  Despite historically high conventional milk prices, and due to organic milk prices stagnating over the last year, we continue to see benefits from leveraging our recent acquisition of the Helios Organic Kefir line into our overall operations.  In addition to the Organic Helios Kefir line, our own Lifeway Organic Kefir lines continue to outpace our conventional Kefir line in growth as we focus on products such as Probugs™ Organic Kefir for kids.”

Smolyansky added, “Going forward, we believe that our focus on Organic Kefir will help mitigate the effects of historically high conventional milk prices on costs, and we hope these milk prices are temporary.”

About Lifeway Foods

Lifeway, recently named Fortune Small Business' 94th Fastest Growing Small Business, and one of only 20 companies to ever be named to the list three straight years in a row, is America's leading supplier of the cultured dairy product known as kefir, and now America’s largest supplier of Organic Kefir. Lifeway Kefir is a dairy beverage that contains Lifeway's exclusive 10 Live and Active probiotic cultures. While most regular yogurt only contains two or three of these "friendly" cultures, Lifeway kefir products offer more nutritional benefits. Lifeway offers 12 different flavors of its Kefir beverage, Organic Kefir and SoyTreat (a soy based kefir). Lifeway recently introduced a series of innovative new products such as pomegranate kefir, Greek-style kefir, a children’s line of organic kefir products called ProBugs (TM) in a patented no-spill pouch in kid-friendly flavors like Orange Creamy Crawler and Sublime Slime Lime, and a line of organic whole milk kefir. Lifeway also produces a line of products marketed in US Hispanic communities, called La Fruta, Drinkable Yogurt (yogurt drinks distinct from kefir). In addition to its line of Kefir products, the company produces a variety of cheese products and recently introduced a line of organic pudding called It's Pudding!.

Live conference calls will now be on an annual basis to discuss fiscal full year results.  For more information, contact Lifeway Foods, Inc. at (847) 967-1010 or e-mail at info@lifeway.net and visit http://www.lifeway.net .

This news release contains forward-looking statements. Investors are cautioned that actual results may differ materially from such forward-looking statements. Forward-looking statements involve risks and uncertainties including, but not limited to, competitive pressures and other important factors detailed in the Company's reports filed with the Securities and Exchange Commission.

	(Unaudited)		(Unaudited)
	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2007	2006	2007	2006

Sales	$9,715,262	$6,367,397	$18,737,506	$12,370,420

Cost of goods sold	5,886,186	3,787,577	11,336,011	7,093,221

Gross profit	3,829,076	2,579,820	7,401,495	5,277,199

Selling Expenses	912,262	849,647	1,682,343	1,432,591
General and Administrative	1,155,527	800,019	2,156,375	1,508,083

Total Operating Expenses	2,067,789	1,649,666	3,838,718	2,940,674

Income from operations	1,761,287	930,154	3,562,777	2,336,525

Other income (expense):
Interest and dividend income	98,365	122,033	164,164	208,264
Rental Income	9,581	---	18,181	---
Interest expense	(109,283)	(63,200)	(218,812)	(113,426)
Gain (loss) on sale of marketable
securities, net	439,243	225,292	453,380	188,414
Gain on marketable securities
classified as trading	343	2,549	951	3,061
Total other income (Expense)	438,249	286,674	417,864	286,313

Income before provision for
income taxes	2,199,536	1,216,828	3,980,641	2,622,838

Provision for income taxes	803,510	466,784	1,449,284	978,136

Net income	$1,396,026	$750,044	$2,531,357	$1,644,702

Basic and diluted earnings per
common share	0.08	0.04	0.15	0.10

Weighted average number of
shares outstanding	16,875,905	16,799,536	16,885,586	16,795,473